Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

CH2M Special Stockholder Call

FINAL August 1 2017

NATALIE:   Slide 1.  Hello to everyone joining our call. This is CH2M Director of Investor Relations Natalie Eldredge, and I’d like to welcome you to CH2M’s Special Stockholder call associated with today’s announcement.  All participants are in a listen-only mode, and we have posted a brief presentation on our investor relations website at ir.ch2m.com, so we will note each slide number during this call so you may follow along.  We are recording this call to make a replay available on our investor site later today.

We encourage all stockholders to review the SEC filings associated with the information herein, noted on Slide 2 as “additional information and where to find it.”, Please reference the statement on forward-looking expectations discussed in today’s presentation, and in particular, the risk factors that inform our plans and expectations. Also note the information regarding participants in the solicitation and the fact that today’s presentation on the proposal is informational, and does not in itself constitute an offer or solicitation. And keep in mind, all dollar amounts in today’s presentation are in U.S. currency.

Joining us today are Chairman and CEO Jacque Hinman, CFO Gary McArthur, and General Counsel Tom McCoy. Jacque will provide an overview of the agreement and strategic rationale; Gary will review the financial value of the offer to stockholders; and Tom will explain the process and timeline through completion, including customary reviews, and the special proxy for the stockholders’ vote, and transaction closing, which is expected to occur before the end of this calendar year. Then Jacque will conclude the call.

Now I’ll turn the call over to Jacque…

JACQUE:  Good morning, good afternoon and good evening, everyone. I want to extend a special welcome to all of our stockholders joining us to hear more about today’s news, summarized on Slide 3.

This morning, CH2M and Jacobs Engineering issued a joint news release announcing a historic agreement—one that truly is transformative in the promise it represents for both companies.

Today, we’re delivering on our commitment to make a successful transition of our firm’s ownership and capital structure, an aim we’ve been discussing for the past 3-1/2 years, almost since the day I became CEO. We have secured an offer for Jacobs to acquire CH2M in a cash and stock transaction, at a very attractive price of $88.08 per share of CH2M stock a premium over our current posted value of $50.69.

When I became CEO, we were not as strong as we needed to be financially.  Since then, we’ve emphasized three things we had to do to transform the company and position it for the future:

1.              First, we needed to refine our strategy and refocus on our core industries and clients to get back to growth.  And we did.

2.              Second, we needed to improve our financial and business performance in line with our industry, which we also did.

3.              And third, we needed to strengthen our portfolio by exiting unprofitable, high-risk business—that’s done—and by resolving the last two remaining problem EPC projects. For the most part, they’re behind us now too.

All of these actions were necessary to pave the way for this next step, which is to ensure a successful and sustainable transition of our ownership and capital structure. Your board carefully weighed three options, including an Initial Public Offering, or “IPO” of CH2M stock; a merger of equals with another company; or a sale of the company. For each, we kept the interests of our stakeholders foremost in mind—enhancing future opportunities for our employees; access to capital to serve our clients and invest in growth; and liquidity for our stockholders with an attractive, well-deserved return.

Considering all of the options, this was OUR choice—the RIGHT choice. It promises greater opportunities for our employees, superior value for our clients and excellent appreciation on our CH2M share price for our stockholders, with immediate and full liquidity upon closing. We’ll present the proposal for consideration by CH2M stockholders in a special proxy, and I want to note that it comes with the unanimous support of CH2M’s Board of Directors.

Before turning to Slide 4, I’d like to address the rumors that were circulating over the past several weeks regarding our future. Please know that as a matter of both legal and communications policy we never comment on market rumors and innuendos.  With this announcement, you now know that the speculation surrounding this transaction, beyond the truth that we were, in fact, in talks, was mostly untrue.  It’s important that stockholders review the news announcement and our agreement that was filed on Form 8K to understand the nature and facts of the agreement.

Turning to Slide 4, I realize that some of you might not know a lot about Jacobs, especially if you’ve only ‘thought about them as an industry peer.  Let me share what I know about them, and the genuine qualities I respect about their company:

Like us, they’re known for excellence in safety and client service, now celebrating their 70th year as a well-established, successful, prominent player in our industry. And much like CH2M, Jacobs has grown by building strong, longstanding relationships with their core clients.

A number of us have worked alongside them on project partnerships over the years, and experienced these qualities first-hand. For our respective employees who do not yet have direct experience partnering with the other firm, we’ll be asking employees of both companies to make the effort to learn more about each other as peers who have every reason to respect one another.

On Slide 5:  Our two companies have been on parallel paths, and in areas that matter most, we have a lot in common.  We share the same fundamental values of safety, integrity and ethics.

We also have more similarities than differences on matters of strategy, technical excellence, and innovation.

We are both known for delivering world-class development solutions and excellence in sustainability, with some of the best talent in the industry.

As shown on Slide 6, we have similar historical foundations. Both firms started from pretty humble beginnings, both founded by inventive, entrepreneurial engineers, both established in the same part of the world, within one year of each other:  We were founded in 1946; they in 1947.

We progressed on relatively parallel paths, including capital challenges that prompted both firms to change ownership models several times in their histories. While CH2M’s founders extended stock to additional employees for the first time in 1966, Jacobs took their company public in 1970. And both companies have earned many noteworthy honors and accolades as exemplary leaders in our industry.

On Slide 7: We bring highly complementary capabilities to create a truly differentiated value proposition. When it comes to our respective strengths in services, we don’t have a lot of overlap:

In the Environmental & Nuclear space, CH2M’s leadership in nuclear remediation and full-service environmental capabilities, together with Jacobs’ complementary presence in nuclear facilities, will create a leader providing nuclear and environmental solutions globally, ranging from planning and compliance to remediation and sustainability.

In Water, it’s an opportunity to combine and expand CH2M’s strong position across Jacobs’ global client base and footprint to establish a superior position with excellent growth prospects.

For the high-growth Transportation sector, where clients face constrained resources and ever-increasing infrastructure needs globally, we’re poised to tackle mega-programs spanning aviation, highways, rail, transit and ports — anywhere in the world.

In Oil, Gas and Chemicals, Jacobs’ leading global position, significant resources and long-term client relationships will help us to deliver even more to our valued clients.

For the Life Sciences and Semiconductors space, Jacobs and CH2M, are both considered  global leaders, and together we’ll have the ability to deliver integrated solutions for our clients, while also providing significant growth opportunities for our people and the combined company.

We each have different National Government clients, and combined with Jacobs’ deep relationships and significant technology, management and operations strengths, we’ll be able to bring more capabilities to these clients around the world.

The general Buildings market is an area where Jacobs is a leader, which will enable us to bring that offering to all of our clients, particularly government clients.

Both companies have strengths in Program Management and Construction Management, where we’re seeing increasing global opportunities as the scale of projects and programs continue to grow. Combined, we expect to realize even better opportunities for our people to work on some of the world’s most exciting programs, leveraging Jacobs’ global platform and building upon OUR superb portfolio of iconic projects, tools, and processes for significant, global market scale.

Moving to Slide 8:  It’s clear that our combination with Jacobs presents amazing opportunities—a combination in which our respective strengths and differences truly complement one another, where the real value in integration lies in the greater growth and opportunities we stand to realize together.

That’s what we mean when we say this is a “winning combination.” It’s not simply about being bigger; it’s about offering better, in very rewarding opportunities for our employees, end-to-end services for our clients, and outstanding value for all of our stakeholders…   Now I’ll turn the call to Gary to review details of the transaction…

GARY:  Thanks Jacque.

Turning to Slide 9:  As provided in the merger agreement, if approved Jacobs will acquire all of the outstanding shares of CH2M in a cash and stock transaction with an enterprise value (EV) of approximately $3.3 billion, which is a 10.1-times multiple on CH2M’s trailing 12-months’ adjusted EBITDA, (which stands for Earnings Before Interest, Taxes, Depreciation and Amortization.)  The offer represents a total equity value of about $2.85 billion.

Jacobs plans to pay 60% of the consideration in cash and 40% in Jacobs stock—which stock is listed on the New York Stock Exchange under the symbol “JEC”— with a fixed exchange rate ratio.

While CH2M stockholders will have the opportunity to choose any combination of cash and shares of Jacobs stock, the payout will be pro-rated in aggregate among all elections to achieve the 60-40% aggregate mix.

In light of the valuation reflected in the proposed transactions, no further internal market or quarterly trades of CH2M stock will take place.  As Jacque mentioned, we expect this transaction to close before the end of this calendar year.

Now I’ll turn the call to Tom to tell you more about the timeline and talk about a few governance items.

TOM:  Thanks Gary.

On Slide 10:  Here is the timeline for the transaction going forward from today’s announcement.

Both companies plan to report quarterly results next week. We anticipate we will report CH2M’s 2nd quarter 2017 results on August 10, and in the weeks that follow, the proposed combination will be subject to customary regulatory and antitrust reviews.   It will take several weeks from today to submit customary filings with the regulatory agencies, and at least 60 days after all the filings have been made, to get all the necessary approvals.

Anticipating no significant issues, we’d plan to mail a special proxy to CH2M stockholders sometime in October, and will make appropriate filings and other pertinent information publicly available, so you may access this information on our investor site, at ir.ch2m.com.

You also will receive important materials from Computershare to facilitate your proxy votes on the proposal. Please thoroughly review all of these materials and keep them handy for reference. Stockholders also should keep in mind that you may receive more than one proxy solicitation, each with a specific code number assigned for the shares of CH2M stock you hold outright, and in your 401k (or retirement savings account). You need to use each code assigned to you in order to vote all of your shares.

Assuming CH2M stockholders approve the proposal, we anticipate completing the transaction before the end of the calendar year.   Closing on the transaction will be broadly communicated publicly, at which point CH2M will officially become part of Jacobs.

Before I turn it over to Jacque I want to address the issue of adding a retired employee to our board of directors.  We will not be adding a retired employee stockholder to the board, for reasons you will understand.

The governance with respect to choosing a capital structure option has been completed.  The price is at an attractive premium, there will be, at closing, immediate and full liquidity, for stockholders to sell their stock, and the internal market mechanism will not be activated under the terms of the transaction and, as a matter of common sense given the premium price Jacobs has agreed to pay.  By the time we could run and complete a process to solicit nominees, consider them, make a choice and provide the governance training, we would be within 60 days of closing the transaction.

The primary focus of the board now will be on providing oversight for execution of our independent business until closing, and the traditional functions of the audit committee, risk committee and compensation committee which are comprised entirely of independent directors except the risk committee.

For all of these reasons, it is not in the best interests of the stockholders to replace a board-experienced employee stockholder who has been immersed in this transaction,  with a board-inexperienced retired employee stockholder who has had no involvement.

Now I’ll turn it back to Jacque to conclude the call…

JACQUE: Thank you, Tom…  Turning to Slide 11:  Let me reiterate Tom’s point that it’s important to review the special proxy materials and other information and keep it handy, in a safe place for voting.

I also want to reinforce that we’ve secured a proposal that reflects excellent value for CH2M; value that acknowledges the incredible progress we’ve made to strengthen our position, and build a superb business that today is performing and winning with phenomenal momentum. Of course, it rewards CH2M stockholders, many of whom are retirees, contributing excellent appreciation to their retirement income. And above all, it reflects how much Jacobs values our amazing, talented people—20,000 strong—who stand to gain greater opportunities working alongside peers in what truly promises to be a winning combination.

In closing, I want all of you to know that we thought a lot about CH2M’s founders in this consideration — how best to honor them, and how they would view this option. Personally, I thought about the advice my three mentors—founder Jim Howland, and early CH2M CEOs Harlan Moyer and Ralph Peterson—would have offered to me in this respect.  And I can tell you, they would expect us to deliver on our commitment to stockholders, especially the retirees who served their careers in this company. We made a promise to return the money they’ve entrusted to us, and we’re making good on that promise. That is why we expect our stockholders to approve this proposal.

I can also tell you that since the earliest days of CH2M, it’s never been simply about the money. Nor was it ever about the founders individually, their egos, or frankly their names. It has always been about doing the right thing for those we serve.  Our founders cared deeply about our purpose, and would want to know that in joining another firm, that purpose would endure and thrive, on mutual values, and concern for the well-being of people and the planet.  They’d also want us to pursue a combination in which our respective strengths and differences truly complement one another, where the real value in integration lies in the greater growth and opportunities we stand to realize together.

Today, I can say with confidence that in choosing this path to combine with Jacobs, we’ve made the RIGHT choice—the BEST choice—for our employees, clients and stockholders, just as our founders would expect. It’s a choice that honors them, and what they stood for, because we it provides the surest path enabling us to continue to deliver the purpose they envisioned, with great aspirations and promise for the future.

To our stockholders, I want to extend heartfelt appreciation on behalf of our entire company, for the patience, faith and loyalty you’ve afforded to CH2M.

Finally, I want to extend thanks to the incredibly resilient employees of CH2M, who continually demonstrated tenacity, passion and pride to secure premium value for our stockholders, while delivering incomparable service to our clients every day. From the bottom of my heart, thank you for staying the course, and for holding true to the purpose that our clients value so dearly. We’re counting on you to continue to serve that purpose in the combined company, to deliver the greater vision of a more connected and sustainable world.

Stay safe and be well everyone, and thank you for listening!

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.  When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same.  Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the  possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission.  Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.